UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Westmoreland Resource Partners, LP

(Name of Subject Company (Issuer))

Westmoreland Coal Company Asset Corporation

(Offeror)

a wholly owned subsidiary of

Westmoreland Coal Company

(Names of Filing Persons)

Common Units Representing Limited Partner Interests

(Titles of Class of Securities)

691807101

(CUSIP Numbers of Class of Securities)

Amendment No. 2 to

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Westmoreland Resource Partners, LP

(Name of Subject Company (Issuer))

Westmoreland Coal Company Asset Corporation

(Offeror)

a wholly owned subsidiary of

Westmoreland Coal Company

(Names of Filing Persons)

Common Units Representing Limited Partner Interests

(Titles of Class of Securities)

691807101

(CUSIP Numbers of Class of Securities)

Jennifer S. Grafton

(855) 922-6463

Westmoreland Coal Company

9540 South Maroon Circle, Suite 300

Englewood, CO 80112

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

With copies to:

Matthew R. Pacey, P.C.

Michael P. Fisherman

Kirkland & Ellis LLP

609 Main St., Suite 4500

Houston, TX 77002

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$12,849	$1.56

*

Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding common units representing limited partner interests of Westmoreland Resource Partners, LP, a Delaware limited partnership, not owned by Westmoreland Coal Company, a Delaware corporation, or its affiliates, at a purchase price of $0.01 per Common Unit, net to the seller in cash. On February 12, 2019, 1,284,840 Common Units were outstanding, of which none are owned by Westmoreland Coal Company. Accordingly, this calculation assumes the purchase of 1,284,840 Common Units.

+

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2019 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1.56	Filing Party: Westmoreland Coal Company Asset Corporation and Westmoreland Coal Company
Form of Registration No.: SC TO-T	Date Filed: February 13, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement originally filed under cover of Schedule TO on February 13, 2019 (the “Schedule TO”) by Westmoreland Coal Company Asset Corporation, a New York corporation (“Tender Sub”), and Westmoreland Coal Company, a Delaware corporation (together with Tender Sub, “WCC”, except where context requires that “WCC” refer only to Westmoreland Coal Company). The Schedule TO relates to the offer by WCC to purchase all outstanding common units (the “Common Units”) of Westmoreland Resource Partners, LP, a Delaware limited partnership (“WMLP”), not currently held by WCC or its affiliates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 2019 (as amended and supplemented, the “Offer to Purchase”) and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Offer to Purchase.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated by reference into this Amendment.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9, 11 and 13.

The Offer expired one minute after 11:59, New York City Time, on March 13, 2019. According to Broadridge Corporate Issuer Solutions, Inc., the Depositary for the Offer, a total of 182,448 Common Units were validly tendered in the Offer. WCC has accepted for payment all Common Units that were validly tendered in the Offer and will make payment to the Depositary for the accepted Common Units in accordance with the terms of the Offer.

Item 12. Exhibits

(a)(1)(vii)	Press Release, dated March 14, 2019, issued by Westmoreland Coal Company and Westmoreland Resource Partners, LP (filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Westmoreland Resource Partners, LP on March 14, 2019 and incorporated herein by reference).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2019

Westmoreland Coal Company

By:	/s/ Jennifer S. Grafton
Name:	Jennifer S. Grafton
Title:	Chief Legal Officer, Chief Administrative Officer and Secretary